FILE NO. 82-4861

(Translation)

March 30, 2007

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and CEO
(Representative Director)

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Officer
(TEL 06-6399-2884)

Publication of Change of Officers, Etc. upon Corporate Reorganization

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on March 30, 2007, determined to change its organization and Directors and Officers in accordance with its merger with MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. scheduled on April 1, 2007, as described below:

Description

1. Change of its organization:

(1) Establishment of internal companies:

The Company will establish an LSI Company and a System Company as its internal companies in accordance with its merger with MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc.

(2) Establishment of divisions under the internal companies:

According to the business areas of each internal company, the Company will establish Division 1 and Division 2 under the LSI Company and Surveilance System Division and Application Specific System Division under the System Company.

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(3) Establishment of Production Headquarter:

The Company will establish a Production Headquarter to consolidate the functions of the purchase and production control departments that have been dispersed in the Company, MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc.

(4) Establishment of Quality Control Department:

The Company will establish a Quality Control Department to integrate the quality control functions of the MegaChips Group.

2. Details of the change:

(1) Changes of its officers and Officers (as of April 1, 2007):

New Title	Name	Previous Title
Managing Director, Officer and LSI Company President	Yukihiro Ukai	Managing Director; President and CEO, MegaChips LSI Solutions Inc.
Director, Officer and General Manager of Division 1, LSI Company; Director, MegaChips (Hong Kong) Limited	Yoshimasa Hayashi	Director; Senior Managing Director, MegaChips LSI Solutions Inc.; President, MegaChips (Hong Kong) Limited
Director, Officer and System Company President	Tetsuo Hikawa	Director; President and CEO, MegaChips System Solutions Inc.
Director, Officer and General Manager of Corporate Planning Department	Masayuki Fujii	Director and Officer, in charge of accounting, financing and IR
Officer and General Manager responsible for Chinese Business; President, MegaChips (Hong Kong) Limited	Akira Takata	Officer, responsible for Chinese Business; Director, MegaChips (Hong Kong) Limited
Officer and Deputy General Manager of Division 1, LSI Company	Tetsuo Furuichi	Director and Officer, MegaChips LSI Solutions Inc.
Officer and General Manager of Division 2, LSI Company	Keizo Higuchi	Officer, MegaChips LSI Solutions Inc.

New Title	Name	Previous Title
Officer, General Manager of Production Headquarter and General Manager of Quality Control Department	Tadashi Sumi	Senior Manager, MegaChips LSI Solutions Inc.
Officer, responsible for marketing and sales of System Company	Shunsuke Shikata	Senior Managing Director, MegaChips System Solutions Inc.
Officer and General Manager of Surveilance System Division, System Company	Tetsuji Kajitani	Director and Officer, MegaChips System Solutions Inc.
Officer and General Manager of Application Specific System Division, System Company	Akihiro Aoi	Officer, MegaChips System Solutions Inc.

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